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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52964

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.A.N. SECURITIES, LP

OFFICIAL USE ONLY
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 8 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 BROADWAY, 24TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10279
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT DEPETRIS 212-425-5233
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN KASS & COMPANY
(Name -- *if individual, state last, first, middle name*)

1350 AVENUE OF THE AMERICAS	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Scott DePetris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.A.N. Securities, LP, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JAMAL G. GOORISH
No. 01LI6124916
Notary Public, State of New York
Qualified in Kings County
Certificate Filed in Kings County
Term Expires April 4, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.A.N. SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

P.A.N. SECURITIES, LP

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
P.A.N. Securities, LP

We have audited the accompanying statement of financial condition of P.A.N. Securities, LP (the "Partnership") as of December 31, 2009. This statement of financial condition is the responsibility of the Partnership 's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership 's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of P.A.N. Securities, LP as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company

New York, New York
February 24, 2010

P.A.N. SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Current assets		
Cash	$	195,248
Accounts receivable		233,045
Total current assets		428,293
Other assets, goodwill		53,819
	$	482,112
LIABILITIES AND PARTNERS' EQUITY		
Liabilities		
Accounts payable	$	4,702
Accrued expenses		9,918
Total current liabilities		14,620
Partners' equity		467,492
	$	482,112

See accompanying notes to financial statements.

P.A.N. SECURITIES, LP

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

P.A.N. Securities, LP (the "Partnership") is a limited partnership organized under the laws of the state of Texas on August 13th, 2002. The Partnership's operations consist of providing access to trade routing software to broker-dealers and their customers. The Partnership's customers consist solely of registered Broker-Dealers.

The Partnership does not hold customer funds or securities.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Revenue Recognition

Revenue is recognized in the period in which services are performed.

Impairment of Long-Lived Assets

The Partnership periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted future cash flows are less than the carrying amount of the asset. An impairment loss is the difference by which the carrying amount of the asset exceeds its fair value.

Goodwill

Goodwill is subject to at least an annual assessment for impairment applying a fair value test. An acquired intangible asset is separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Partnership tested impairment based on current market value for membership and entrance into the regulatory environment and its internal business plans. Based upon management's analysis, the Partnership determined that the carrying amount of goodwill is fairly stated.

1. Summary of significant accounting policies (continued)

Income Taxes

The Partnership is a disregarded entity for tax purposes and is not subject to paying Federal and State taxes on its income. The Partnership's income is reflected in the New York City Unincorporated Business tax returns of a taxable entity that beneficially owns the Partnership. The individuals who beneficially own the Partnership are responsible individually for taxes on their proportionate share of the Partnership's income.

The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Generally the Partnership is no longer subject to income tax examinations by major taxing authorities for years before 2009. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce Partners' equity. This policy has been applied to all existing tax positions upon the Partnership's initial adoption for the period ended December 31, 2009. Based on its analysis, the Partnership has determined that the adoption of this policy did not have a material impact on the Partnership's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Partnership recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Partnership, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Partnership's net capital was approximately $181,000, which was approximately $176,000 in excess of its minimum capital requirement of $5,000.

3. Acquisition

On February 17, 2009, Portware, LLC purchased all of the Limited Partnership Interests of Rumfolo and Associates, LP, ("Limited Partnership"), a FINRA regulated broker-dealer and assigned the interests to Portware's single-member LLC's: PTS Net, LLC as General Partner and Portware International, LLC as Limited Partner. In August, 2009 the name of the Limited Partnership was changed to P.A.N. Securities, LP.

The aggregate purchase price was approximately $65,000. Under the purchase method of accounting, the estimated total purchase price is allocated to the Limited Partnership's assets based upon their estimated appraised valuation as of the date of the acquisition. The Partnership recognized goodwill to the extent that a premium over its book value was paid when the assets were acquired. Under GAAP, this goodwill asset is required to be recorded by the Partnership.

The purchase price for the acquisition of the Limited Partnership interests is allocated as follows:

Assets acquired:		
Cash and cash equivalents	$	9,681
Prepaid assets		1,500
Goodwill		53,819
	$	65,000

4. Concentrations of credit risk

For the year ended December 31, 2009, approximately 84% of the Partnership's revenues were from four customers. Accounts receivable from these customers were approximately $195,000 as of December 31, 2009.

The Partnership maintains its cash balances in one financial institution, which, at times may exceed federally insured limits. The Partnership has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

5. Exemption from Rule 15c3-3

The Partnership is exempt from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of that rule and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party transactions

The Partnership has a sublease agreement with the Partnership's parent to rent office space under an operating lease agreement which expires September 2011. Rent expense was approximately $6,000 for the year ended December 31, 2009 and is included in occupancy in the accompanying statement of operations.

The Partnership has an administrative expense agreement with the Partnership's parent which expires September 2010. Administrative expenses were approximately $146,000 for the year ended December 31, 2009 and are included in general and administrative expenses in the accompanying statement of operations.

Aggregate future minimum payments for office space and administrative expenses are approximately:

Year Ending December 31,

2010	$ 420,000
2011	9,000
	$ 429,000